Exhibit 12.1

SPX CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for SPX for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and the nine months ended September 30, 2003. All dollar amounts presented in this exhibit are stated in millions, except ratios.

	1998(5)	1999(6)	2000(7)	2001(8)	2002(9)	Nine Months Ended September 30, 2003 (10)
Ratio of earnings to fixed charges (1)(2)	—	1.6	2.0	2.3	2.6	2.1
Earnings:
Income (loss) from continuing operations before change in accounting principle	$(54.0)	$88.9	$119.9	$189.9	$288.9	$165.7
Fixed Charges	48.6	134.1	116.1	146.3	186.2	146.6
JV Earnings, net of distributions	(24.7)	(3.2)	—	(6.9)	(0.3)	—

Total Earnings	$(30.1)	$219.8	$236.0	$329.3	$474.8	$312.3
Fixed Charges:
Interest (3)	$43.7	$126.7	$110.3	$133.7	$170.0	$136.0
Rent expense interest factor (4)	4.9	7.4	5.8	12.6	16.2	10.6

Total fixed charges	$48.6	$134.1	$116.1	$146.3	$186.2	$146.6

(1)	For the purpose of determining the ratio of earnings to fixed charges, earnings consists of income from continuing operations before change in accounting principle.

(2)	On October 6, 1998 (the “Merger Date”), General Signal Corporation (“GSX”) was merged into a subsidiary of SPX Corporation (the “Merger”). The Merger was accounted for as a reverse acquisition whereby GSX was treated as the acquirer and SPX as the target.

(3)	Interest expense consists of net interest expense on indebtedness and amortization of deferred financing expenses.

(4)	One-third of net rental expense is deemed representative of the interest factor.

EARNINGS FOR YEARS ENDED DECEMBER 31, 1998, 1999, 2000, 2001 AND 2002 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2003 INCLUDE THE FOLLOWING SPECIAL CHARGES AND OTHER UNUSUAL ITEMS:

(5)	In 1998, earnings were not sufficient to cover fixed charges by approximately $78.7. We recorded special charges of $94.7 and other charges of $102.7 in 1998.

(6)	We recorded special charges of $27.8 in 1999 for merger and restructuring initiatives. We also recorded a $23.8 pre-tax gain on the divestiture of Best Power, a $29.0 pre-tax gain on the divestiture of Dual-Lite and an investment in a Japanese joint venture, and a $13.9 pre-tax gain on the sale of marketable securities.

(7)	We recorded special charges of $93.7 in 2000. These charges are primarily associated with restructuring initiatives and asset impairments to consolidate manufacturing and sales facilities and rationalize certain product lines. We also recorded a charge of $12.3 included in cost of products sold for discontinued product lines associated with restructuring and other product changes. We also recorded a $23.2 pre-tax gain on the settlement of a patent infringement suit against American Power Conversion Corporation in 2000.

(8)	We recorded special charges of $69.1 ($8.6 included as part of costs of products sold in 2001). These charges are primarily associated with restructuring initiatives and asset impairments to consolidate manufacturing and sales facilities and rationalize certain product lines. We also recorded a $15.6 net gain primarily related to an arbitration award from Snap-on Incorporated.

(9)	We recorded special charges of $94.4 ($12.6 included as part of costs of products sold in 2002). These charges are primarily associated with restructuring initiatives and asset impairments to consolidate manufacturing and sales facilities and rationalize certain product lines.

(10)	For the nine months ended September 30, 2003 we recorded special charges of $46.8 These charges related primarily to work force reductions, asset write-downs, and other cash costs associated with plant consolidation, exiting certain product lines and facilities, and other restructuring actions.